May 14, 2025

Andrew Guggenhime
President and Chief Financial Officer
Vaxcyte, Inc.
825 Industrial Road, Suite 300
San Carlos, California 94070

        Re: Vaxcyte, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 25, 2025
            File No. 001-39323
Dear Andrew Guggenhime:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences